InMed Pharmaceuticals, Inc. Suite #310-815 W. Hastings St. Vancouver, BC V6C 1B4 Canada

November 10, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	InMed Pharmaceuticals Inc.

Registration Statement on Form S-1

Filed June 19, 2020, as amended

File No. 333-239319

Reference is made to the letter dated November 5, 2020, pursuant to which InMed Pharmaceuticals Inc. (the “Company”) requested that the effective date of the above-referenced Registration Statement be accelerated to November 9, 2020 at 5:00 p.m. (Eastern), which date was subsequently revised to November 10, 2020 (the “Acceleration Request”).

The Company hereby withdraws the Acceleration Request, and respectfully requests that such Registration Statement not become effective at the date and time set forth in the Acceleration Request.

INMED PHARMACEUTICALS INC.

By	/s/ Eric A. Adams
Name: Eric A. Adams Title: President & Chief Executive Officer